REMINDER: TIME SENSITIVE
CASH TENDER OFFER

March 9, 2005

Dear Stockholder of Tickets.com:

          By now you should have received the offering documents with respect to MLBAM Acquisition Corp’s cash tender offer to purchase all of the outstanding shares of Tickets.com’s common stock for a price of $1.10 per share net in cash.

Your Board’s Recommendation

          A Special Committee of the Board of Directors of Tickets.com, consisting entirely of independent directors (“Special Committee”), unanimously determined that the offer and the merger are fair to and in the best interests of the stockholders of Tickets.com’s common stock (other than holders of preferred stock and their affiliates). The Special Committee has approved and declared advisable the offer and recommended that the stockholders of Tickets.com accept the offer and tender their shares pursuant to the offer.

Timely Action Required

          The offer expires on March 18, 2005, so your timely action is required for you to accept the offer. If you hold certificates for Tickets.com shares you should submit your shares together with a completed Letter of Transmittal at your first convenience to Mellon Investor Services LLC, the depositary for the offer. If your stock is held on your behalf by a bank or brokerage firm and you would like to take advantage of the tender offer, please call your account representative as soon as possible. Your bank or brokerage firm will need to receive your instructions to tender your shares in a timely manner (usually at least 24 hours prior to the expiration date of the offer).

          If you have any questions, need additional material or require assistance in tendering your shares, you may call D. F. King & Co., Inc., the Information Agent for the offer. The toll-free number is 1-800-769-4414.

          We urge you to read the offer materials and take action at your earliest convenience. Thank you.

Very truly yours,

By:	/s/ Robert A. Bowman

Robert A. Bowman
President and Chief Executive Officer

MLB Advanced Media, LP
75 Ninth Avenue • New York, NY 10011
Telephone: 212-485-3777 Fax: 212-485-6995
bob.bowman@mlb.com